SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Indstrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

25 February 2004	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Announces Preliminary Negotiations to Purchase Tevel ‘s Assets

        NETANYA, Israel, February 20, 2004 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today announced that it is engaged in preliminary negotiations with Tevel Israel International Communications Ltd. (“Tevel”) and with its shareholders to purchase all of Tevel’s cable assets, including Tevel’s holdings in Golden Channels and Co’ and in Tevel’s subsidiaries that have cable broadcasting and access to fast-Internet licenses (“Tevel’s Communications Assets”).

        The Company is evaluating a few alternatives for the execution of the transaction, including the possibility of Matav purchasing Tevel’s Communications Assets and in return Matav would issue its shares to Tevel and take on part of Tevel’s bank debt ,thus increasing Matav’s total debt.

        The negotiations are still in an early stage and no decision has been reached regarding the stake in Matav that Tevel would receive or regarding the amount of debt that Matav would take on when the transaction closes. Should such a transaction be completed, Matav would hold approximately 60% of the Israeli cable and access to fast-Internet-over-cable market and approximately 35% of Golden Channels and Co’.

        Matav’s management estimates that the completion of the transaction, if occurs, may enable Matav to advance its current collaboration with the Golden Channels group and may also enable the completion of the merger of the Israeli cable companies.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995), one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:
Ori Gur-Arieh, Counsel
Matav Cable Systems
Tel.: +972-9-860-2261
Ayelet Shiloni
Integrated Investor Relations
Tel.: +1-866-447-8633
Tel.: +972 6883-336
ayelet@integratedir.com